UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

[Mark One]

[X ]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2005

OR

  [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from____to_____

Commission File Number 01-19826

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the Plan)

MOHAWK INDUSTRIES, INC.
(Name of the issuer of the securities held pursuant to the Plan)

P. O. Box 12069, 160 S. Industrial Blvd.
Calhoun, Georgia 30701
(Address of principal executive offices)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Index to Financial Statements, Supplemental Schedule and Exhibits

                   Item

                         Report of Independent Registered Public Accounting Firm

                          Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004

                          Statements of Changes in Net Assets Available for Plan Benefits for the Years ended December 31, 2005 and 2004

                          Notes to Financial Statements

                          Schedule H, Line 4i-Schedule of Assets (Held at Year End)-December 31, 2005

                          Signature

                          Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator
Mohawk Carpet Corporation
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mohawk Carpet Corporation Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
June 23, 2006

1

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Cash	$20,824	85,268
Investments (notes 3 and 4)	175,631,135	160,510,165
Contributions receivable from employer	92,996	189,668
Contributions receivable from participants	206,252	428,170
Net assets available for plan benefits	$175,951,207	161,213,271

See accompanying notes to financial statements.

2

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Additions:
Investment income:
Interest and dividends	$4,580,539	3,678,921
Net appreciation (depreciation) in fair value of investments:
Mutual funds	2,583,014	4,040,875
Common collective funds	919,355	1,276,284
Mohawk Industries, Inc. common stock	(1,196,983)	6,388,926
Net investment income	6,885,925	15,385,006
Contributions from employer	7,029,302	7,714,588
Contributions from participants	12,657,621	12,283,564
Transfers from other plans (note 7)	9,779,964	1,256,088
Total additions	36,352,812	36,639,246
Deductions:
Participants' benefits	19,775,598	14,255,326
Administrative expenses	238,806	128,760
Transfers to other plan (note 7)	1,600,472	2,891,213
Total deductions	21,614,876	17,275,299
Increase in net assets available for plan benefits	14,737,936	19,363,947

Net assets available for plan benefits at beginning of year	161,213,271	141,849,324

Net assets available for plan benefits at end of year	$175,951,207	161,213,271

See accompanying notes to financial statements.

3

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2005 and 2004

(1)           Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Mohawk Carpet Corporation Retirement Savings Plan (the Plan) in preparing its financial statements.

(a)           Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)           Investments

Investments in mutual funds, common stock, and common collective funds are stated at fair value based on quoted market prices or as determined by Scudder Trust (Trustee). Loans to participants are stated at cost which approximates fair value. Common collective funds contain investments in guaranteed investment contracts, which are stated at contract value which approximate fair value. Securities transactions are accounted for on a trade date basis.

Realized and unrealized investment gains and losses are included in net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for plan benefits.

The Plan provides for investing in numerous funds, which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

(c)            Fair Value of Financial Instruments

Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of receivables is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(2)           Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)           General

The Plan is a defined contribution plan and covers all hourly employees, except employees in the Karastan Bigelow Group and the Lauren Park Mill Group, of Mohawk Carpet Corporation (the Company), a wholly owned subsidiary of Mohawk Industries, Inc. The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of 90 days of service.

                                                                                  4                                                                   (Continued)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2005 and 2004

The Plan is administered by an Administrative Committee appointed by the Company. The Administrative Committee is responsible for the control, management, and administration of the Plan and the assets held in trust at Scudder Trust as of December 31, 2005 and 2004 and for the years then ended.

(b)           Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 25% of their gross compensation, subject to certain limitations. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. For all participants other than employees of Dal-Tile International, Inc. and Lees Carpet Division, the Company provides 50% matching contributions up to the first 4% of each participant's gross compensation contributed to the Plan. The Company also provides an additional match of $0.25 for every $1.00 of participant contributions in excess of 4% up to a maximum of 6%. The employer match for participants employed by Dal-Tile International, Inc. is 50% up to the first 6% of each participant's gross compensation contributed to the Plan. The employer match for participants employed by Lees Carpet Division is 100% up to the first 3% of each participant's gross compensation contributed to the Plan plus 50% of participant contributions in excess of 3% up to a maximum of 5%.

The terms of the Plan also provide for discretionary employer profit sharing contributions to the Mohawk Stock Fund for plan participants employed on the last day of the plan year or terminated during the plan year on account of death, disability, or retirement. Discretionary employer profit sharing contributions of $2,944,231 and $2,697,434, respectively, were made to the Plan during the years ended December 31, 2005 and 2004. Subsequent to December 31, 2005, the Company approved and contributed $2,966,491 as a discretionary contribution to the Plan; such amount will be recorded as a contribution in 2006.

(c)            Participant Accounts

Each participant's account is credited with their contribution for the period as well as the employer's matching contribution and an allocation of any employer profit sharing contribution. Investment income, realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants' accounts monthly based on the proportion of each participant's account balance to the total account balance within each investment fund at the beginning of the month.

Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for monthly valuation of accounts.

                                                                                  5                                                                   (Continued)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2005 and 2004

(d)           Distributions to Participants

Upon termination of employment, the participant's account shall be distributed in a lump-sum cash payment as soon as administratively practicable, unless the participant elects otherwise. A participant may elect to receive his distribution in approximate equal installments over a period designated by the participant, not to exceed the lesser of 15 years or the life expectancy of the last survivor of the participant and his beneficiary.

Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the Plan agreement. Participants may also borrow the lesser of $50,000 or 50% of the value of their accounts subject to limitations provided by the Plan. Loans must be paid back to the Plan generally within four years of the loan date, with the exception of homestead loans.

(e)            Vesting

Participants are immediately vested in their contributions and any income earned on such contributions. Participants whose entry date is on or after January 1, 2001 are vested in the Company's matching and discretionary contributions after one year of service.

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. In 2005 and 2004, employer contributions were reduced by forfeitures of $1,330,693 and $5,366, respectively.

(f)             Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

(3)           Transactions with Parties-in-Interest

At December 31, 2005 and 2004, the Plan held investments sponsored by the trustee with current values of $122,372,613 and $108,471,143, respectively. The Plan also held investments in 260,485 and 299,055 shares of Mohawk Industries, Inc. common stock with current values of $22,656,983 and $27,288,799 at December 31, 2005 and 2004, respectively.

(4)           Investments

The following investments represent 5% or more of the Plan assets at December 31, 2005 and 2004:

	2005	2004
Mutual funds:
Scudder Dreman High Return Equity Fund	$25,643,533	23,969,132
Mohawk Industries, Inc. common stock	22,656,983	27,288,799
Common collective funds:
Scudder Stable Value Fund	74,265,125	66,719,602
Mohawk Moderate Portfolio Fund	12,419,269	9,753,691

All of the Plan's investments are held by a party-in-interest to the Plan.

                                                                                  6                                                                   (Continued)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2005 and 2004

(5)           Income Tax Status

The Plan obtained a favorable determination letter dated April 22, 2005, in which the Internal Revenue Service (IRS) stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC).

(6)           Plan Termination

While it is the Company's intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)           Transfers from/to Other Plans

During 2005 and 2004, due to changes in employment status, $388,111 and $1,256,088, respectively, were transferred from the Mohawk Carpet Corporation Retirement Savings Plan II to the Plan.

During 2005 and 2004, due to changes in employment status, $1,600,472 and $2,891,213, respectively, were transferred to the Mohawk Carpet Corporation Retirement Savings Plan II from the Plan.

In 2005, assets of the Wayn-Tex, Inc. Employees Save Plus Plan of $9,391,853 were transferred into the Plan.

                                                                                  7                                                                   (Continued)

 Schedule I

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2005

			Current
Identity of issue		Description of investment	value
Mutual funds:
PIMCO Total Return Fund	433,469	Mutual fund units	$4,551,427
Artisan Mid Cap Fund	14,459	Mutual fund units	447,067
Baron Growth Fund	29,633	Mutual fund units	1,345,326
Fidelity Dividend Growth Fund	102,551	Mutual fund units	2,952,450
Fidelity Low-Priced Stock Fund	14,460	Mutual fund units	590,564
Fidelity Mid-Cap Stock Fund	42,741	Mutual fund units	1,135,629
Lord Abbett Small Cap Value Fund	8,986	Mutual fund units	254,857
Allianz Renaissance Fund	20,764	Mutual fund units	450,362
*Scudder Dreman High-Return Equity Fund	565,957	Mutual fund units	25,643,533
*Scudder Equity 500 Index Fund	32,292	Mutual fund units	4,516,070
*Scudder International Select Equity	222,530	Mutual fund units	2,621,400
Transamerica Premier Equity Fund	283,624	Mutual fund units	6,253,905
*Mohawk Industries, Inc.-common stock	260,485	Shares of common stock	22,656,983
Common collective funds:
*Scudder Stable Value Fund	74,265,125	Collective fund units	74,265,125
*Mohawk Aggressive Portfolio Fund	130,640	Collective fund units	2,066,718
*Mohawk Conservative Portfolio Fund	66,601	Collective fund units	840,498
*Mohawk Moderate Portfolio Fund	883,934	Collective fund units	12,419,269
Loans to participants		(1)	12,619,952
Total			$175,631,135
*Scudder Trust, Trustee and Mohawk
Industries, Inc. are parties-in-interest
to the Plan.
(1) Loans are consummated at a fixed rate (then
current prime rate plus 1%) with maturity
dates through November 15, 2017.
Interest rates range from
5.0% to 10.5% on loans outstanding.

See accompanying report of independent registered public accounting firm.

8

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator  has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                           Mohawk Carpet Corporation Retirement Savings Plan
                                                                                                                                                                        (Full Title of the Plan)

Dated: June 23, 2006	By: /s/ Jerry L. Melton
Jerry L. Melton,
Vice President, Human Resources